EXHIBIT 23.3

Consent of IDC

IDC hereby grants Guidance Software, Inc. permission to make the disclosures highlighted as “A,” “B,” “C” and “D” in Exhibit A, or substantially similar disclosures, in all filings made by Guidance with the U.S. Securities and Exchange Commission.

It is understood by both IDC and Guidance that IDC will be credited as the source of publication through the attribution identified as “B” in Exhibit A, or a substantially similar attribution.

October 20, 2006

IDC

By:	/s/ MICHAEL SHIRER
Name:	Michael Shirer
Title:	Corp. Communications Director IDC

Exhibit A

A

The market for digital investigation and cyber forensics solutions is expected to grow from $600 million in 2005 to $1.4 billion in 2009, representing a compounded annual growth rate of 24%, according to IDC.

B

The statistics attributed to IDC in this prospectus have been derived from “Who, What, When, Where: Using Security Investigation and Cyber Forensics,” which was published by IDC in December 2005. We paid IDC a fee of approximately $20,000 to prepare this report based on previously published market share data. The report has not been made generally available by IDC.

C

IDC

D

The market for digital investigation and cyber forensic solutions is expected to grow from $600 million in 2005 to $1.4 billion in 2009, representing a compounded annual growth rate of 24%, according to IDC.